SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VALVOLINE INC.

(Name of Subject Company (Issuer))

VALVOLINE INC.

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

92047W101

(CUSIP Number of Class of Securities)

Julie M. O’Daniel

Senior Vice President, Chief Legal Officer and Corporate Secretary

Valvoline Inc.

100 Valvoline Way, Suite 100

Lexington, KY 40509

(859) 357-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Ilir Mujalovic

Harald Halbhuber

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Valvoline Inc., a Kentucky corporation, to purchase up to $1.0 billion in value of its common stock, par value $0.01 per share, at a price not greater than $40.00 per share nor less than $35.00 per share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2023 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)    The name of the issuer is Valvoline Inc., a Kentucky corporation (the “Company”), and the address of its principal executive office is 100 Valvoline Way, Suite 100, Lexington, KY 40509. The Company’s telephone number is (859) 357-7777.

(b)    The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends; Share Repurchases”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)    The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)    The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”);

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”); and

•	Section 16 (“Fees and Expenses”).

(b)    The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”).

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) None.

(d) None.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) and (b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase dated May 11, 2023.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Holders of Vested Stock Appreciation Rights.

(a)(1)(G)	Letter to Participants in the Valvoline 401(k) Plan.

(a)(1)(H)	Direction Forms for Participants in the Valvoline 401(k) Plan.

(a)(1)(I)	Press Release dated May 11, 2023.

(a)(1)(J)	Summary Advertisement dated May 11, 2023.

(a)(5)(A)	Annual Report on Form 10-K for the year ended September 30, 2022, filed with the SEC on November 23, 2022, as amended by Annual Report on Form 10-K/A, filed with the SEC on December 2, 2022 (incorporated by reference to such filing).

(a)(5)(B)	Quarterly Report on Form 10-Q for the three months ended December 31, 2022 filed with the SEC on February 7, 2023 (incorporated by reference to such filing).

(a)(5)(C)	Quarterly Report on Form 10-Q for the three months ended March 31, 2023, filed with the SEC on May 10, 2023 (incorporated by reference to such filing).

(a)(5)(D)	Current Report on Form 8-K filed with the SEC on December 13, 2022 (incorporated by reference to such filing).

(a)(5)(E)	Current Report on Form 8-K filed with the SEC on January 20, 2023 (incorporated by reference to such filing).

(a)(5)(F)	Current Report on Form 8-K filed with the SEC on March 1, 2023 (Items 1.01, 2.01, and 2.03 only) (incorporated by reference to such filing).

(a)(5)(G)	Current Report on Form 8-K filed with the SEC on February 1, 2023, as amended by Current Report on Form 8-K/A, filed with the SEC on April 27, 2023 (incorporated by reference to such filing).

(a)(5)(H)	Current Report on Form 8-K filed with the SEC on May 10, 2023 (Item 8.01 only) (incorporated by reference to such filing).

(a)(5)(I)	Proxy statement on Schedule 14A filed with the SEC on December 16, 2022 (to the extent incorporated in Part III of the Annual Report on Form 10-K for the year ended September 30, 2022) (incorporated by reference to such filing).

(a)(5)(J)	Press Release, dated May 10, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C filed with the SEC on May 10, 2023).

(a)(5)(K)	Excerpts from Second Quarter Fiscal 2023 Earnings Presentation, dated May 10, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C filed with the SEC on May 10, 2023).

(a)(5)(L)	Excerpts from Second Quarter Fiscal 2023 Earnings Call Transcript, dated May 10, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C filed with the SEC on May 10, 2023).

(a)(5)(M)	Frequently Asked Question for Employees.

(b)	Not Applicable.

(d)(1)	2016 Valvoline Inc. Incentive Plan, as Amended (incorporated by reference to Exhibit 10.1 to Valvoline’s Current Report on Form 8-K (File No. 001-37884) filed on February 5, 2019).

(d)(2)	Form of (Outside Directors) Restricted Stock Award Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan (incorporated by reference to Exhibit 10.3 to Valvoline’s Annual Report on Form 10-K (File No. 001-37884) filed on December 19, 2016).

(d)(3)	Form of Performance Unit Award Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan (incorporated by reference to Exhibit 10.5 to Valvoline’s Current Report on Form 8-K (File No. 001-37884) filed on May 15, 2017).

(d)(4)	Form of Stock Appreciation Right Award Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan (incorporated by reference to Exhibit 10.6 to Valvoline’s Current Report on Form 8-K (File No. 001-37884) filed on May 15, 2017).

(d)(5)	Form of Stock Appreciation Right Award Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan, as Amended, for awards granted after fiscal 2020 (incorporated by reference to Exhibit 10.8 to Valvoline’s Annual Report on Form 10-K (File No. 001-37884) filed on November 24, 2020).

(d)(6)	Form of Restricted Stock Unit Award Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan (incorporated by reference to Exhibit 10.7 to Valvoline’s Annual Report on Form 10-K (File No. 001-37884) filed on November 17, 2017).

(d)(7)	Form of Restricted Stock Unit Award Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan, as Amended, for awards granted after fiscal 2020 (incorporated by reference to Exhibit 10.11 to Valvoline’s Annual Report on Form 10-K (File No. 001-37884) filed on November 24, 2020).

(d)(8)	Form of Outside Director Restricted Stock Unit Award Agreement pursuant to the 2016 Valvoline Inc. Incentive Plan (incorporated by reference to Exhibit 10.1 to Valvoline’s Quarterly Report on Form 10-Q (File No. 001-37884) filed on February 9, 2022).

(g)	Not Applicable.

(h)	Not Applicable.

107	Filing Fee Table.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2023

VALVOLINE INC.

By:	/s/ Julie M. O’Daniel
	Name:	Julie M. O’Daniel
	Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary